UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 8, 2018

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

8   N O V E M B E R   2 0 1 8

V E O N   R E P O R T S   G O O D   R E V E N U E   A N D   E B I T D A   G R  O W T H

G U I D A N C E   U P D A T E D   T O    R E F L E C T   G O O D   P R O G R E S S

T O W A R D S   F Y   2 0 1 8   F I N A  N C I A L   T A R G E T S

Amsterdam (8 November 2018) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces financial and operating results for the quarter and nine months ended 30 September 2018.

KEY Q3 2018 RESULTS1

●	Solid organic[2] revenue growth in Q3: organic revenue growth for the Group increased 2.9% YoY in Q3 to USD 2,317 million, led by good performances from Russia, Pakistan and Ukraine.
●

Strong data revenue growth across VEON’s emerging markets: organic data revenue grew by 28.5% in the quarter, with Ukraine (82.1%), Pakistan (79.3%) and Algeria (71.8%) delivering large increases year on year following investment in 4G/LTE networks.

●

Currency movements impacted total reported revenue and EBITDA: reported revenue decreased by 5.7% to USD 2,317 million, largely due to currency headwinds of USD 289 million; causing a decline of 11.8% on prior year revenue. Reported EBITDA decreased by 18.7% to USD 848 million, impacted by currency headwinds of USD 122 million; causing a decline of 11.7% on prior year EBITDA.

●	EBITDA grew by 4.6% organically[2], driven by good operational performance in Pakistan and Ukraine and a continued fall in corporate costs.
●

EBITDA margin of 36.6% was down 5.9 percentage points year on year, owing mainly to the cost of Euroset integration in Q3 2018 (1.6 percentage points) and the positive impact of an adjustment to a vendor agreement of USD 106 million (4.3 percentage points) on EBITDA in Q3 2017.

●

Strong equity free cash flow excluding licenses[3] generated during the quarter, which at USD 263 million and USD 804 million in 9M 2018 are in line with the Group’s target of around USD 1 billion for FY 2018.

KEY Q3 2018 DEVELOPMENTS

●	Integration of Euroset stores completed in Russia, with 1,540 stores now rebranded as Beeline.
●

VEON completed the sale of its 50% stake in its Italy Joint Venture, delivering proceeds of EUR 2.45 billion (USD 2.8 billion), a book gain of USD 1.28 billion for Q3 2018 and a reduction in Group leverage to 1.7x, significantly below the Group’s target of 2.0x.

●	VEON withdrew its offer to acquire GTH´s assets in Pakistan and Bangladesh.
●	VEON’s agreement to sell its Pakistan tower business was terminated.

OUTLOOK

●

FY 2018 revenue and EBITDA guidance updated to reflect good progress year-to-date towards FY 2018 financial targets: VEON now expects low-single digit organic revenue growth (formerly flat to low) and low to mid-single digit organic EBITDA growth (formerly flat to low) in 2018 as a whole.

TROND WESTLIE, CHIEF FINANCIAL OFFICER, COMMENTS:

“The first nine months of 2018 have seen good progress towards our financial targets and strategic goals. We enter Q4 with a stronger balance sheet, a leaner operating model and a clear ambition to realize efficiencies across our business whilst benefitting from the growth opportunities of our emerging markets. Progress to date means we now expect FY 2018 results to come in towards the high end of the guidance for most of our targets we set out at the start of the year.”

[1]	Key results compare to prior year results unless stated otherwise
[2]

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018, organic growth is calculated at constant currency and excludes the impact from Euroset integration and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. See Attachment C for reconciliations

[3]

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

Q3 2018 2

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	3Q18	3Q17	Reported YoY		Organic YoY [1]
Total revenue, of which	2,317	2,456	(5.7%)		2.9%
mobile and fixed service revenue	2,151	2,358	(8.8%)		1.9%
mobile data revenue	548	482	13.7%		28.5%
EBITDA	848	1,042	(18.7%)		4.6%
EBITDA margin (EBITDA/total revenue)	36.6%	42.4%	(5.9p.p.	)
(Loss)/Profit from continued operations	(718)	194	n.m.
Profit/(Loss) from discontinued operations	1,279	(60)	n.m.
Profit for the period attributable to VEON shareholders	561	134	n.m.
Equity free cash flow excl. licenses [2]	263	477	(44.7%)
Capital expenditures excl. licenses	311	398	(21.8%)
LTM capex excl. licenses/revenue	16.8%	18.4%	(1.6p.p.	)
Net debt	5,736	8,742	(34.4%)
Net debt/LTM EBITDA	1.7	2.4
Total mobile customer (millions)	211	211	0.1%
Total fixed-line broadband customers (millions)	3.7	3.5	5.5%

USD million	9M18	9M17	Reported YoY		Organic YoY [1]
Total revenue, of which	6,837	7,154	(4.4%)		3.0%
mobile and fixed service revenue	6,443	6,891	(6.5%)		2.2%
mobile data revenue	1,569	1,383	13.5%		25.4%
EBITDA	2,559	2,834	(9.7%)		5.2%
EBITDA margin (EBITDA/total revenue)	37.4%	39.6%	(2.2p.p.	)
(Loss)/Profit from continued operations	(650)	99	n.m.
Profit/(Loss) from discontinued operations	979	(234)	n.m.
Profit/(Loss) for the period attributable to VEON shareholders	329	(135)	n.m.
Equity free cash flow excl. licenses [2]	804	791	1.6%
Capital expenditures excl. licenses	1,068	994	7.5%
LTM capex excl. licenses/revenue	16.8%	18.4%	(1.6p.p.	)
Net debt	5,736	8,742	(34.4%)
Net debt/LTM EBITDA	1.7	2.4
Total mobile customer (millions)	211	211	0.1%
Total fixed-line broadband customers (millions)	3.7	3.5	5.5%

[1]

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018, organic growth is calculated at constant currency and excludes the impact from Euroset integration and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. See Attachment C for reconciliations

[2]

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

Q3 2018 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	6
COUNTRY PERFORMANCE	10
CONFERENCE CALL INFORMATION	17
ATTACHMENTS	20

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

Following Italy Joint Venture classification as a disposal group held for sale on 30 June 2018, the Company ceased equity method of accounting for the investment in the Italy Joint Venture.

As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 37 million that would have been recognized, had the disposal group not been classified as held for sale.

IFRS 16 replaces the IAS 17 Leases, the current lease accounting standard and will become effective on January 1, 2019. The new lease standard will require assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding liability. The Company is in the process of assessing the impact of IFRS 16, which is expected to be material, on the consolidated financial statements upon adoption in 2019.

All comparisons are on a year on year basis unless otherwise stated.

Q3 2018 4

MAIN EVENTS

GUIDANCE UPDATED FOLLOWING GOOD PROGRESS TOWARDS FY 2018 FINANCIAL TARGETS

Total revenue grew organically1 by 2.9% year on year and EBITDA by 4.6% year on year in Q3 2018, driven by Pakistan, Ukraine and Uzbekistan. Equity free cash flow excluding licenses2 was USD 263 million in Q3 2018 and USD 804 million in 9M 2018. FY 2018 guidance has been updated to low single-digit organic revenue growth (from flat to low single-digit organic growth) and EBITDA growth of low to mid-single digit (from flat to low single-digit organic growth). Equity free cash flow target remains at around USD 1 billion for FY 2018, but is slightly challenged by currency headwinds.

REPORTED REVENUE AND EBITDA IMPACTED BY CURRENCY WEAKNESS AND EUROSET INTEGRATION COSTS

Total reported revenue decreased by 5.7% year on year largely due to currency weakness of USD 289 million, causing a decline of 11.8% on prior year revenue, more than offsetting the organic growth of 2.9% and the positive impact from Euroset of 3.2%. Reported EBITDA declined by 18.7%, or USD 194 million, primarily as a result of currency headwinds (USD 122 million), Euroset integration impact (USD 10 million) and effect of an adjustment to a vendor agreement (USD 106 million) in Q3 2017.

COMPLETION OF THE SALE OF 50% STAKE IN THE ITALY JOINT VENTURE TO CK HUTCHISON

On 3 July 2018, VEON entered into an agreement with CK Hutchison Holdings Ltd. (“CK Hutchison”) for the sale of its 50% stake in the Italy Joint Venture. On 7 September 2018 the transaction was completed, and VEON received EUR 2.45 billion (approximately USD 2.8 billion3) in cash consideration. Approximately USD 0.8 billion has since been used to repay bank loans. VEON expects to use the remainder of the proceeds to further reduce debt and for general corporate purposes. As a result of the completion of this transaction, the net leverage ratio4 of the Group is now approximately 1.7x, significantly below the previously announced target of 2x. In closing the transaction, VEON recorded a net gain of USD 1,279 million in Q3 2018, which is reflected in profit from discontinued operations.

EUROSET STORES INTEGRATION AND REBRANDING INTO BEELINE MONOBRAND STORES IN RUSSIA COMPLETED

The nationwide integration of the Euroset stores under the single brand “Beeline” was completed in August 2018 and 1,540 Euroset stores have been integrated and rebranded into Beeline monobrand stores. The 9M 2018 integration impact on EBITDA was RUB 2.2 billion (of which RUB 0.6 billion was in Q3 2018) and Beeline expects continued negative impact on EBITDA, totalling approximately RUB 3 billion in FY 2018, due to the timing difference between costs associated with running the stores and the anticipated revenue benefits. Additionally, Beeline expects EBITDA margin pressure following the integration and rebranding of the Euroset stores as a result of increased handset sales characterized by lower margin. Beeline expects a positive effect on revenue going forward, while EBITDA is expected to be positively impacted from 2019 onwards, by acceleration in device sales and distribution channel mix improvement.

VEON WITHDREW ITS OFFER TO ACQUIRE GTH´S ASSETS IN PAKISTAN AND BANGLADESH

On 10 October 2018, VEON terminated its offer to acquire the assets of GTH in Pakistan and Bangladesh. VEON will continue to explore options to address its strategic relationship with GTH and its minority shareholders.

VEON’S AGREEMENT TO SELL ITS PAKISTAN TOWER BUSINESS WAS TERMINATED

On 15 September 2018, VEON’s agreement to sell the tower business of its subsidiary in Pakistan, Jazz, was terminated due to the parties failing to receive all required regulatory approvals and the extended long-stop date of 14 September 2018 having passed.

ACCOUNTING IMPAIRMENTS

VEON recorded an accounting impairment totalling USD 781 million, including Bangladesh for USD 451 million and Algeria for USD 125 million. These non-cash impairments were related to macroeconomic developments, an increase in the weighted average cost of capital and weakened operational performance.

[1]

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018, organic growth is calculated at constant currency and excludes the impact from Euroset integration and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. See Attachment C for reconciliations

[2]

Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. See attachment C for reconciliations

[3]	USD/EUR=1.16
[4]	Q3 2018 Net debt/LTM EBITDA

Q3 2018 5

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	3Q18	3Q17	Reported YoY	Organic[1] YoY	9M18	9M17	Reported YoY	Organic[1] YoY
Total revenue	2,317	2,456	(5.7%)	2.9%	6,837	7,154	(4.4%)	3.0%

Russia	1,172	1,229	(4.7%)	0.6%	3,512	3,524	(0.3%)	2.7%
Pakistan	395	391	1.1%	18.7%	1,126	1,146	(1.8%)	9.9%
Algeria	207	238	(13.1%)	(6.7%)	609	701	(13.1%)	(8.1%)
Bangladesh	131	144	(9.0%)	(5.8%)	391	443	(11.7%)	(8.3%)
Ukraine	180	166	8.1%	14.1%	509	464	9.9%	12.0%
Uzbekistan	83	130	(36.2%)	4.2%	238	436	(45.4%)	11.0%
HQ
Other and eliminations	149	158	(5.7%)		452	442	2.3%

Service revenue	2,151	2,358	(8.8%)	1.9%	6,443	6,891	(6.5%)	2.2%

Russia	1,042	1,174	(11.3%)	(1.6%)	3,228	3,376	(4.4%)	1.2%
Pakistan	369	363	1.8%	19.5%	1,048	1,068	(1.9%)	9.7%
Algeria	206	233	(11.5%)	(5.0%)	606	689	(12.1%)	(7.0%)
Bangladesh	127	140	(9.0%)	(5.9%)	377	431	(12.4%)	(9.0%)
Ukraine	179	166	8.0%	14.3%	507	461	9.8%	11.9%
Uzbekistan	83	130	(36.2%)	4.1%	238	435	(45.4%)	10.9%
HQ
Other and eliminations	145	153	(5.6%)		440	432	1.9%

EBITDA	848	1,042	(18.7%)	4.6%	2,559	2,834	(9.7%)	5.2%

Russia	419	479	(12.6%)	(0.5%)	1,303	1,359	(4.1%)	3.7%
Pakistan	192	209	(8.1%)	7.9%	541	530	2.1%	14.2%
Algeria	93	115	(19.6%)	(13.7%)	271	334	(19.0%)	(14.4%)
Bangladesh	48	56	(15.3%)	(12.4%)	139	186	(25.4%)	(22.4%)
Ukraine	103	90	14.2%	20.6%	287	254	12.9%	15.0%
Uzbekistan	38	66	(44.3%)	(8.0%)	106	228	(53.7%)	(5.6%)
HQ	(92)	(30)	206.7%		(224)	(200)	12.0%
Other and eliminations	47	57	(17.4%)		136	143	(5.1%)

EBITDA margin	36.6%	42.4%	(5.9p.p.)		37.4%	39.6%	(2.2p.p.)

[1]

Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In 9M 2018 and Q3 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration for the group and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. In 9M 2018 and Q3 2018 the organic change in Russia exclude the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services. See Attachment C for reconciliations, including reconciliation for EBITDA

Group reported revenue for Q3 2018 decreased by 5.7% year on year to USD 2.3 billion, largely due to currency headwinds amounting to USD 289 million in Russia, Pakistan and Uzbekistan, causing a decline of 11.8% on prior year revenue. Group revenue increased by 2.9% organically, driven by revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, which was partially offset by continued pressure on revenue in Algeria and Bangladesh. The revenue trend was supported by good organic growth in mobile data revenue, which increased 28.5% for the quarter. Reported mobile data revenue was impacted by currency headwinds of approximately USD 88 million and increased by 13.7%. Mobile customers were stable year on year at 211 million at the end of Q3 2018.

Group reported EBITDA decreased by 18.7%, or USD 194 million to USD 848 million in Q3 2018. The decrease was primarily due to the currency headwinds amounting to USD 122 million in Russia, Pakistan and Uzbekistan, Euroset integration impact of USD 10 million and the positive impact in Q3 2017 of exceptional income from an adjustment to a vendor agreement of USD 106 million. EBITDA organically increased by 4.6%, driven by good operational performances in Pakistan and Ukraine, and a reduction in corporate costs, which were partially offset by EBITDA pressure in Algeria, Bangladesh and Uzbekistan. A more detailed explanation for these trends is provided in the following paragraphs.

Q3 2018 6

In the discussion of each country’s individual performances below, all trends are expressed in local currency.

In Russia, Beeline continued to report revenue growth during the quarter as a result of the successful completion of the Euroset stores integration and positive ARPU dynamics. Total revenue in Q3 2018 increased by 5.8%, driven by a modest increase in mobile service revenue and strong growth in sales of equipment and accessories of 164%, which was attributable to the additional monobrand stores following the integration and rebranding of Euroset, which started in Q1 2018. Mobile service revenue increased by 0.5%, driven by growth in Value Added Services (“VAS”) and mobile data revenue. Fixed-line total revenue decreased by 13.5%, mainly due to a decrease of approximately RUB 1.1 billion in transit traffic revenue, which was centralized at VEON Wholesale Services. Excluding this impact, fixed-line revenue would have decreased by 3.8%, an improving trend compared to previous quarters, driven by continued positive dynamics in both B2C and B2B segments. EBITDA decreased by 3.1% to RUB 27.4 billion. The decrease in EBITDA was mainly driven by the increase in annual spectrum fees of RUB 0.4 billion and the impact of the Euroset integration costs of approximately RUB 0.6 billion. In Q3 2018, a 30% increase in annual spectrum fees was introduced retrospectively for FY2018, leading to an increase of 37% year on year during the quarter. The EBITDA margin was 35.7%, a decrease of 3.2 percentage points, additionally impacted by the change in revenue mix as a result of the strong growth in sales of equipment and accessories which are characterized by lower margins. The outlook for the Russian market remains one of cautious optimism in an environment of increased market competition and a weakened ruble. Beeline continues to focus on its integrated Euroset stores, improving its mobile network and turning around its fixed-line business. At the same time, cost pressures as a result of increased annual spectrum fees and higher monobrand-related costs will continue to impact EBITDA in Q4 2018.

In Pakistan, revenue grew by 18.7%; 6.3 percentage points of this growth came from business performance, 13.0 percentage points were driven by the suspension of some taxes collected from customers by mobile operators in Q3 2018, which provided the whole market with additional revenue growth on account of higher usage by customers, and -0.6 percentage points were related to the release of historic SIM tax accruals in both years. Mobile data revenue growth was 79.3%, also driven by an increase in data customers and usage through higher bundle penetration and continued data network expansion. The customer base increased by 5.6% year on year and by 1.1% quarter on quarter, driven by data network expansion and growth in data subscribers (+5.7% quarter on quarter and +17.2% year on year). EBITDA posted a healthy growth of 7.9% and EBITDA margin was 48.5%, a decrease of 4.8 percentage points year on year. Excluding tax-related factors for both Q3 2017 and 2018, EBITDA growth would have been 6.4%, with stable EBITDA margin year on year.

In Algeria, operating trends have further improved during Q3 2018, showing signs of a stabilization with customers and revenue growing quarter on quarter. Revenue decreased by 6.7% year on year, a slightly lower pace of decline compared to Q2 2018, with sequential customer and revenue growth in evidence (+5.3% quarter on quarter). Price competition, in both voice and data, caused a continued reduction in ARPU, which declined by 6.4% year on year. Djezzy’s Q3 2018 service revenue was DZD 24.3 billion, a 5.0% decline, while data revenue growth was 71.8%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. The net customer additions trend, which was still positive during Q3 2018, led to customer growth both on a quarter on quarter (+0.8%) and a year on year (+2.6%) basis. Quarter on quarter customer growth was driven by continued positive uptake of new offers launched in H1 2018. EBITDA decreased by 13.7% year on year, mainly due to the decline in revenue, coupled with new taxation and an increase of technology costs primarily related to the DBSS roll-out. Quarter on quarter EBITDA increased by 9.2% and EBITDA margin by 1.5pp to 44.9%.

In Bangladesh, revenue decreased by 5.8%, driven by service revenue, which decreased by 5.9%. The decline was still mainly due to the gap in 3G network coverage compared to competition. However, service revenue increased by 1.9% quarter on quarter in Q3 2018, an improved trend compared to Q2 2018. The increase was mainly driven by data growth resulting from improved network during the quarter, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the expansion of the distribution footprint. The customer base grew by 2.8% and by approximately 1% quarter on quarter, supported by improved distribution and network availability, notwithstanding intense pricing pressure in the market. Banglalink’s EBITDA decreased by 12.4%, mainly as a result of revenue decline and an increase of structural opex due to 4G/LTE network expansion. However, EBITDA grew by 5.2% quarter on quarter with EBITDA margin at 35.9%, which represents a quarter on quarter improvement of 1.5 percentage points.

In Ukraine, Kyivstar continued its strong performance, with total revenue increasing by 14.1%. Mobile service revenue grew by 14.3%, mainly driven by continued strong growth of mobile data revenue and successful marketing activities. Data revenue grew by 82.1% as a result of growing data usage, which almost tripled year on year. ARPU increased by

Q3 2018 7

14.3% year on year to UAH 57. Kyivstar´s mobile customer base increased by 0.5% to 26.6 million, while mobile data customers increased by 23.5% year on year. Fixed-line service revenue grew by 9.9%, driven by an increase in the fixed broadband customer base of 9.8%, while fixed broadband ARPU increased by 3.0%. EBITDA increased by 20.6%, representing an EBITDA margin of 57.5%. Strong EBITDA growth and margin were driven by revenue growth and delay of certain costs, which are expected to occur in Q4 2018.

In Uzbekistan, total revenue for the quarter increased by 4.2% and mobile service revenue increased by 4.1%, driven by an 8.3% growth in ARPU, despite the negative impact from the reduction in mobile termination rates (“MTR”). Mobile data traffic more than doubled and mobile data revenue increased by 50.9%, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in the customer base to 40.5% in Q3 2018. EBITDA decreased by 8.0% and the EBITDA margin was 44.7%, mainly due to external factors such as the increase in customer tax (approximately UZS 30.6 billion, or 9.7%) and the negative impact of the reduction in MTR (UZS 11.1 billion, or 3.5%).

The HQ segment in Q3 2018 consists largely of costs in VEON’s headquarters in Amsterdam and London. Q3 2018 corporate costs were USD 92 million, a reduction of approximately 32% year on year, which excludes the positive impact from an adjustment to a vendor agreement of USD 106 million in Q3 2017. This reduction, mainly driven by a decrease in external cost for services, allows VEON to confirm its target to reduce corporate costs by approximately 20% year on year in FY 2018. VEON has the mid-term ambition to halve the run-rate of corporate costs between FY 2017 (USD 431 million) and year-end 2019.

“Other” in Q3 2018 includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	3Q18	3Q17	Reported YoY		9M18	9M17	Reported YoY
Total revenue	2,317	2,456	(5.7%	)	6,837	7,154	(4.4%	)
Service revenue	2,151	2,358	(8.8%	)	6,443	6,891	(6.5%	)
EBITDA	848	1,042	(18.7%	)	2,559	2,834	(9.7%	)
EBITDA margin	36.6%	42.4%	(5.9p.p.	)	37.4%	39.6%	(2.2p.p.	)
Depreciation, amortization, impairments and other	(1,239)	(498)	108.7%		(2,213)	(1,556)	42.2%
EBIT (Operating Profit)	(391)	544	n.m.		346	1,278	(72.9%	)
Financial income and expenses	(198)	(202)	(1.7%	)	(590)	(603)	(2.2%	)
Net foreign exchange (loss)/gain and others	(37)	25	n.m.		(61)	(65)	(6%	)
Share of (loss)/profit of joint ventures and associates	(0)	(0)	n.m.		(0)	(22)	n.m.
Impairment of JV and associates	—	—	n.m.		—	(110)	n.m.
(Loss)/Profit before tax	(626)	367	n.m.		(305)	478	n.m.
Income tax expense	(92)	(173)	47.2%		(345)	(379)	(9.1%	)
(Loss)/Profit from continued operations	(718)	194	n.m.		(650)	99	n.m.
(Loss)/Profit from discontinued operations	1,279	(60)	n.m.		979	(234)	n.m.
(Loss)/Profit for the period attributable to VEON shareholders	561	134	n.m.		329	(135)	n.m.

	3Q18	3Q17	Reported YoY		9M18	9M17	Reported YoY
Capex	319	406	(21.4%	)	1,565	1,316	18.9%
Capex excl. licenses	311	398	(21.8%	)	1,068	994	7.5%
Capex excl. licenses/revenue	13.4%	16.2%	(2.8p.p.	)	15.6%	13.9%	1.7p.p.
LTM capex excl. licenses/revenue	16.8%	18.4%	(1.6p.p.	)	16.8%	18.4%	(1.6p.p.	)

Note: Prior year comparatives are restated following the classification of Italy Joint Venture as a discontinued operation and retrospective recognition of depreciation and amortization charges in respect of Deodar

Q3 2018 8

Q3 2018 ANALYSIS

Reported EBITDA decreased year on year by USD 194 million to USD 848 million due to currency headwinds (USD 122 million) mainly in Russia, Pakistan and Uzbekistan, Euroset integration (USD 10 million) and exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. Operating loss for the quarter was USD 391 million, due to the accounting impairments totalling USD 781 million, including Bangladesh for USD 451 million and Algeria for USD 125 million.

Loss before tax was USD 626 million in Q3 2018, compared to a profit before tax of USD 367 million in Q3 2017 mainly due to impairments totalling USD 781 million in Q3 2018. Finance income and expenses were stable year on year as lower interest costs on debt were offset by higher interest expenses related to the put option liability over the 15% non-controlling interest in Pakistan. Net foreign exchange gain and other decreased by USD 62 million year on year mainly due to a one-off arbitration award of USD 44 million in Q3 2017, in addition to current year losses on the revaluation of derivatives.

Income tax expenses decreased to USD 92 million in Q3 2018 as a portion of the Bangladesh impairment offset deferred tax liabilities in the country, in addition to lower withholding tax related to dividends from Pakistan.

VEON booked a gain of USD 1,279 million, presented as profit from discontinued operations, as a result of the completion of the sale of the 50% stake in its Italy joint venture to CK Hutchison.

In Q3 2018, the company recorded a net profit for the period attributable to VEON´s shareholders of USD 561 million, driven by the book gain of the sale of 50% stake in Italy joint venture, which more than offsets the impairments.

Capex excluding licenses decreased to USD 311 million in Q3 2018, due to a more equal quarterly distribution of expenditures compared to last year. The last twelve months (“LTM”) ratio of capex excluding licenses to revenue was 16.8% in Q3 2018, 1.6 percentage points lower than Q3 2017.

FINANCIAL POSITION & CASH FLOW

USD million	3Q18	2Q18	QoQ
Total assets	16,431	17,442	(5.8%)
Shareholders’ equity	3,915	3,549	10.3%
Gross debt	9,108	9,992	(8.8%)
Net debt	5,736	8,645	(33.7%)
Net debt/LTM EBITDA	1.7	2.5

USD million	3Q18	3Q17	YoY	9M18	9M17	YoY
Net cash from/(used in) operating activities	578	834	(256)	1,880	1,996	(116)
Net cash from/(used in) investing activities	2,522	(376)	2,898	2,432	(1,690)	4,122
Net cash from/(used in) financing activities	(1,121)	(519)	(602)	(2,454)	(356)	(2,098)

Total assets decreased by 5.8% compared to Q2 2018, driven by impairments in Algeria, Bangladesh, Armenia, Kyrgyzstan and in Georgia.

Gross debt decreased by approximately USD 0.8 billion quarter on quarter mainly due to HQ Amsterdam debt repayment in addition to currency depreciation during Q3 2018. The Group’s net debt/LTM EBITDA ratio in Q3 2018 was 1.7x, significantly below VEON’s previously announced target ratio of 2.0x.

Net cash from operating activities decreased year on year, mainly driven by a decrease in EBITDA.

Net cash flow from investing activities increased as a result of the completion of the sale of the 50% stake in Wind Tre to CK Hutchison. Upon completion, VEON received proceeds of EUR 2.45 billion (approximately USD 2.8 billion).

Q3 2018 9

Net cash paid in financing activities increased in Q3 2018 as a result of HQ Amsterdam debt repayments and interim dividend payments in August 2018 to VEON equity holders of approximately USD 200  million.

COUNTRY PERFORMANCE

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

RUSSIA

RUB million	3Q18	3Q17	YoY	9M18	9M17	YoY
Total revenue	76,750	72,559	5.8%	215,643	205,472	5.0%
Mobile service revenue	59,471	59,164	0.5%	171,362	167,186	2.5%
Fixed-line service revenue	8,737	10,114	(13.6%)	26,505	29,663	(10.6%)
EBITDA	27,376	28,239	(3.1%)	79,823	79,234	0.7%
EBITDA margin	35.7%	38.9%	(3.2p.p.)	37.0%	38.6%	(1.5p.p.)
Capex excl. licenses	12,310	10,906	12.9%	34,639	25,483	35.9%
LTM Capex excl. licenses /revenue	16.8%	17.1%	(0.3p.p.)

Mobile
Total revenue	67,975	62,417	8.9%	189,004	175,730	7.6%
- of which mobile data	15,749	15,284	3.0%	46,304	43,697	6.0%
Customers (mln)	56.2	58.8	(4.5%)
- of which data users (mln)	37.3	39.1	(4.5%)
ARPU (RUB)	350	334	4.7%
MOU (min)	315	325	(3.1%)
Data usage (MB/user)	3,773	2,816	34.0%
Fixed-line[1]
Total revenue	8,775	10,142	(13.5%)	26,639	29,742	(10.4%)
Broadband revenue	2,532	2,532	0.0%	7,639	7,761	(1.6%)
Broadband customers (mln)	2.3	2.2	5.4%
Broadband ARPU (RUB)	364	383	(5.1%)

In Russia, Beeline continued to report revenue growth during the quarter as a result of the successful completion of the Euroset stores integration and positive ARPU dynamics.

Total revenue in Q3 2018 increased by 5.8% year on year to RUB 76.8 billion, driven by a modest increase in mobile service revenue and strong growth in sales of equipment and accessories of 164% to RUB 8.3 billion, which was attributable to the additional monobrand stores following the Euroset integration and rebranding, which started in Q1 2018. Mobile service revenue increased by 0.5% to RUB 59.5 billion, driven by growth in VAS and mobile data revenue growth of 3.0% year on year to RUB 15.7 billion. The cancellation of national roaming and the introduction of unlimited data tariff plans during Q3 2018 had limited impact on revenue during the quarter. Mobile service revenue reported a slowdown in year on year growth compared to Q2 2018, as the good performance in Q3 2017 benefited from a temporary increase in commercial activities, while Q3 2018 was impacted by an increased usage of OTT services by migrant customers and a 4.5% year on year decrease in customers to 56.2 million. The decrease in customers was driven by less migrant customers in Q3 2018 and a reduction in gross sales through alternative distribution channels after the integration and rebranding of Euroset stores into Beeline monobrand stores.

The positive growth trend in mobile ARPU continued in Q3 2018, increasing by 4.7% year on year as a result of the increased quality of the customer base.

Q3 2018 10

Fixed-line total revenue decreased by 13.5%, mainly due to a decrease of approximately RUB 1.1 billion in transit traffic revenue, which was centralized at VEON Wholesale Services. Excluding this impact, fixed-line revenue would have decreased by 3.7%, an improving trend compared to previous quarters, driven by continued positive dynamics in both B2C and B2B segments. VEON Wholesale Services is a Group division based in Amsterdam centrally managing arrangements of VEON Group companies with international carriers and reported in revenue of the Group’s segment as “other”. The centralization of the international interconnect and transit traffic services revenues will continue in the remainder of this year and the expected maximum impact on revenue for Russia is USD 45 million, while the expected maximum impact on EBITDA is USD 5 million in FY 2018. The Fixed Mobile Convergence (“FMC”) proposition continues to play an important role in the turnaround of the fixed-line business for Beeline. The FMC customer base grew by 27.5% year on year in Q3 2018 to more than 1 million. This represents a 44% FMC customer penetration in the broadband customer base, supporting improvements in broadband customer churn.

Beeline continues to focus on the B2B segment, improving its proposition with more customized offers and solutions to both small and large enterprises. The segment’s fixed-line revenue stabilized year on year in Q3 2018 and has showed positive dynamics for two consecutive quarters, mostly attributable to the modernization of the network infrastructure and growth in sales.

EBITDA decreased by 3.1% to RUB 27.4 billion. The decrease in EBITDA was mainly driven by the increase in annual spectrum fees of RUB 0.4 billion and the impact of the Euroset integration costs of approximately RUB 0.6 billion. In Q3 2018, a 30% increase in annual spectrum fees was introduced retrospectively for FY2018, leading to an increase of 37% year on year during the quarter. The EBITDA margin was 35.7%, a decrease of 3.2 percentage points and was additionally impacted by the change in revenue mix as a result of the strong growth in sales of equipment and accessories which are characterized by lower margins. For Q4 2018, the expected negative impact on EBITDA of the increase in annual spectrum fees is RUB 1 billion. The government has stated that the annual spectrum fees will be reduced to previous levels from January 2019.

The Euroset integration was successfully completed in August 2018 with 1,540 Euroset stores integrated and rebranded into Beeline monobrand stores. Year to date integration impact on EBITDA stood at RUB 2.2 billion in Q3 2018 and Beeline expects continued negative impact on EBITDA, which is forecasted to amount to approximately RUB 3 billion for FY 2018 as a whole, due to the timing difference between costs for the stores and their revenue benefits. Additionally, Beeline expects EBITDA margin pressure following the integration and rebranding of the Euroset stores as a result of increased sales of equipment and accessories. To partially offset this effect, Beeline plans to continue to decrease its expenditures on alternative sales channels.

The Euroset integration is an important milestone in executing on Beeline´s monobrand strategy. Now that the rebranding and integration of the Euroset stores is complete, Beeline expects a positive effect on revenue going forward while EBITDA is expected to be positively impacted from 2019 onwards, driven by acceleration in device sales and distribution channel mix improvement. At the same time, the decline in revenue and EBITDA contribution from alternative sales channels is likely to have an offsetting impact on Beeline´s overall revenue and EBITDA performance.

Capex excluding licenses increased by 12.9% year on year during the quarter, mainly as a result of accelerated network roll-out and the integration of Euroset stores. Beeline continues to invest in network development to ensure it has the best quality infrastructure that is ready to integrate new technologies. The LTM capex excluding licenses to revenue ratio for Q3 2018 was 16.8%.

Yarovaya Law-related investment plans are progressing in alignment with legal requirements and imply lower expenditure in FY 2018 due to phasing of some expenditures into 2019. The estimate for the total expenditures has not changed.

The outlook for the Russian market remains one of cautious optimism in an environment with increased market competition and a weakened ruble. Beeline continues to focus on its integrated Euroset stores, improving its mobile network and turning around its fixed-line business. At the same time, cost pressures as a result of increased annual spectrum fees and higher monobrand-related costs will continue to impact EBITDA in Q4 2018.

Q3 2018 11

PAKISTAN

PKR billion	3Q18	3Q17	YoY	9M18	9M17	YoY
Total revenue	48.9	41.2	18.7%	132.2	120.3	9.9%

Mobile service revenue	45.7	38.2	19.5%	123.0	112.1	9.7%

of which mobile data	11.4	6.4	79.3%	26.3	17.4	51.6%

EBITDA	23.7	22.0	7.9%	63.6	55.7	14.2%

EBITDA margin	48.5%	53.3%	(4.8p.p.)	48.1%	46.2%	1.8p.p.

Capex excl. licenses	4.0	8.2	(50.8%)	18.0	18.6	(3.1%)

LTM capex excl. licenses/revenue	14.3%	18.1%	(3.7p.p.)	14.3%	18.1%	(3.7p.p.)

Mobile

Customers (mln)	56.1	53.1	5.6%

- of which data users (mln)	33.3	28.4	17.2%

ARPU (PKR)	272.3	240.9	13.0%

MOU (min)	531	512	3.8%

Data usage (MB/user)	1227	573	114.1%

The market in Q3 2018 remained competitive, particularly in data and social network offers, the latter aimed at offering new services to drive growth. The overall pricing environment was reasonably rational and Jazz maintained its price premium positioning.

Jazz continued to show growth in both revenue and customers despite these competitive market conditions. In Q3 2018, revenue grew by 18.7% year on year; 6.3 percentage points of this growth came from business performance, 13.0 percentage points were driven by the suspension of some taxes collected from customers by mobile operators in Q3 2018, which provided the whole market with additional revenue growth on account of higher usage by customers, and -0.6 percentage points were related to the release of historic SIM tax accruals in both years. Mobile data revenue growth was 79.3% year on year, also driven by an increase in data customers and usage through higher bundle penetration and continued data network expansion.

The customer base increased by 5.6% year on year and by 1.1% quarter on quarter, driven by data network expansion and growth in data subscribers (+5.7% quarter on quarter and +17.2% year on year). Jazz sees data and voice monetization among its key priorities, underpinned by the aim to offer the best network in terms of both quality of service and coverage.

EBITDA posted a healthy growth of 7.9% and EBITDA margin was 48.5%, a decrease of 4.8 percentage points year on year. Excluding tax-related factors for both Q3 2017 and 2018, EBITDA growth would have been 6.4%, with stable EBITDA margin year on year.

Capex excluding licenses decreased year on year to PKR 4.0 billion in Q3 2018, due to a more balanced quarterly distribution in 2018 and lower year on year 3G and 4G/LTE roll-out activity. The LTM capex (excluding licenses) to revenue ratio was 14.3%. At the end of the Q3 2018, 3G was offered in more than 368 cities while 4G/LTE was offered in 149 cities (defined as cities with at least three base stations). At the end of Q3 2018, population coverage of Jazz’s 3G and 4G/LTE networks was 52% and 33% respectively.

Q3 2018 12

ALGERIA

DZD billion	3Q18	3Q17	YoY	9M18	9M17	YoY
Total revenue	24.4	26.2	(6.7%)	70.7	76.9	(8.1%)

Mobile service revenue	24.3	25.6	(5.0%)	70.2	75.5	(7.0%)

of which mobile data	5.7	3.3	71.8%	16.5	9.3	77.3%

EBITDA	11.0	12.7	(13.7%)	31.4	36.6	(14.4%)

EBITDA margin	44.9%	48.5%	(3.6p.p.)	44.4%	47.6%	(3.2p.p.)

Capex excl. licenses	1.9	4.6	(59.2%)	6.8	10.7	(36.5%)

LTM capex excl. licenses/revenue	11.3%	16.2%	(4.9p.p.)	11.3%	16.2%	(4.9p.p.)

Mobile

Customers (mln)	15.6	15.2	2.6%

- of which mobile data customers (mln)	9.0	7.3	23.8%

ARPU (DZD)	518	553	(6.4%)

MOU (min)	448	415	7.9%

Data usage (MB/user)	1,823	515	254.2%

In Algeria, operating trends stabilized during Q3 2018, with both customers and revenue growing quarter on quarter. The market is still challenging with intense price competition and a regulatory and macro-economic environment which remains characterized by inflationary pressures and import restrictions on certain goods. In addition, a complementary Finance Law introduced on 15 July 2018 further increased the tax on recharge transfer between operators and distributors from 0.5% to 1.5%.

Revived market competition, evident in Q2 2018 in both voice and data, continued into Q3 2018, putting strong pressure on prices and ARPU, in an overall context of economic slowdown and growing inflation. Djezzy reacted by revamping its offering on prepaid and post-paid through a segmented approach, aiming to drive up value while protecting its customer base with competitive offers on data.

Revenue decreased by 6.7% year on year, a slightly lower pace of decline compared to Q2 2018, as an operational stabilization continued with sequential customer and revenue growth (+5.6% quarter on quarter). Price competition, in both voice and data, caused a continued reduction in ARPU, which declined by 6.4% year on year. Djezzy’s Q3 2018 service revenue was DZD 24.3 billion, a 5.0% year on year decline, while data revenue growth was 71.8%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This data revenue growth is still supported by the change towards a more aggressive data pricing strategy that has been in place since the beginning of 2018. The net customer additions trend, which was still positive during Q3 2018, led to customer growth both on a quarter on quarter (+0.8%) and a year on year (+2.6%) basis. The quarter on quarter growth was driven by continued positive uptake of new offers launched in H1 2018.

In June 2018, Djezzy migrated to its new DBSS platform, resulting in a slight increase in technology opex. This new platform offers Djezzy simplification, agility and a faster time to market for new services, coupled with improved customer service. Going forward, DBSS, as a cornerstone of Djezzy digitization, will allow the development of bespoke offers to customers via automatized customer value management tools.

In Q3 2018, EBITDA decreased by 13.7% year on year, mainly due to the decline in revenues, coupled with new taxation and an increase of technology costs primarily related to the DBSS roll-out.

The new Finance Law, effective from January 2018, and further tax increases from mid-July continue to impact year on year performance. As a result of the 2018 new taxation, Djezzy’s EBITDA was negatively impacted in Q3 2018 by approximately DZD 410 million. This impact on EBITDA was only partially offset by the positive impact from the partial MTR symmetry, which has been in place since 31 October 2017. Quarter on quarter EBITDA increased by 9.2% and EBITDA margin by 1.5pp to 44.9%.

At the end of Q3 2018, the company’s 4G/LTE services covered 28 wilayas and more than 25.4% of Algeria’s population, while its 3G network covered all 48 wilayas and more than 75.9% of Algeria´s population. In Q3 2018, capex excluding licenses was DZD 1.9 billion, representing a decrease year on year due to lower 4G/LTE roll-out activity and a more targeted investment approach, with an LTM capex excluding licenses to revenue ratio of 11.3%.

Q3 2018 13

BANGLADESH

BDT billion	3Q18	3Q17	YoY	9M18	9M17	YoY

Total revenue	11.0	11.7	(5.8%)	32.7	35.7	(8.3%)

Mobile service revenue	10.7	11.3	(5.9%)	31.5	34.7	(9.0%)

of which mobile data	1.9	1.7	11.9%	5.3	4.7	11.5%

EBITDA	4.0	4.5	(12.4%)	11.6	14.9	(22.4%)

EBITDA margin	35.9%	38.6%	(2.7p.p.)	35.5%	41.9%	(6.5p.p.)

Capex excl. licenses	0.8	2.3	(65.2%)	7.1	4.5	59.6%

LTM capex excl. licenses/revenue	25.0%	20.1%	4.9p.p.

Mobile

Customers (mln)	32.3	31.4	2.8%

- of which mobile data customers (mln)	19.7	17.1	15.2%

ARPU (BDT)	110	121	(9.0%)

MOU (min)	255	280	(9.1%)

Data usage (MB/user)	734	523	40.2%

The market during Q3 2018 was characterized by a further acceleration of price pressure led by competition, mostly in data offers.

The regulatory environment remains challenging and limits customer growth in the market. For example, the restriction on sale of subsequent SIM card within 3-hours of purchase of the preceding SIM using the same national identity card has impacted gross additions across the mobile industry in Bangladesh since Q2 2018.

Q3 2018 results continued to be affected by intense competition, with a specific focus on customer acquisition, and also by costs related to network expansion after the acquisition in Q1 2018 of additional spectrum and a 4G/LTE licence. During Q3 2018, Banglalink continued to focus on acquiring customers in a competitive market, with improved network availability.

Revenue in Q3 2018 decreased by 5.8% year on year, driven by service revenue, which decreased by 5.9% year on year to BDT 10.7 billion. The decline was still mainly due to the gap in Banglalink’s 3G network coverage compared to competitors. However, service revenue increased by 1.8% quarter on quarter in Q3 2018, an improved trend compared to Q2 2018. The increase was mainly driven by data growth resulting from improved network during the quarter, following spectrum acquisition in Q1 2018 and enhanced network availability, along with the expansion of Banglalink’s distribution footprint. The customer base grew by 2.8% year on year and by approximately 1% quarter on quarter, supported by improved distribution and network availability, notwithstanding the intense pricing pressure in the market. As a result of this pricing pressure, ARPU decreased year on year by 9.0%. Data revenue increased by 11.9% year on year, driven by increased smartphone penetration and 40.0% year on year (or 7.3% quarter on quarter) data usage growth, along with 15.2% year on year growth in active data users.

Banglalink’s EBITDA in Q3 2018 decreased by 12.4% to BDT 4.0 billion, mainly as a result of revenue decline and an increase of structural opex due to 4G/LTE network expansion. However, EBITDA grew by 5.2% quarter on quarter with EBITDA margin at 35.9%, which represents a quarter on quarter improvement of 1.5 percentage points.

In Q3 2018, capex excluding licenses significantly decreased year on year to BDT 0.8 billion, due to a more balanced quarterly distribution, with Q3 2017 capex focused on restoring network availability. 3G network coverage was approximately 72% at the end of Q3 2018. The roll-out of 4G/LTE is in progress, and the service, which was launched in February 2018, covered a population of approximately 17% at the end of Q3 2018. LTM capex excluding licenses to revenue ratio was 25.0%.

In August 2018, Bangladesh Telecommunication Regulatory Commission (BTRC) lowered the mobile termination rates (MTR) and required all mobile operators to charge the same retail rate for off-net and on-net calling. Mobile Number Portability (MNP) was launched on 1 October 2018. BTRC has issued four companies tower sharing licenses that will allow the licensees to build and manage telecommunications towers for multiple mobile network operators in Bangladesh.

Q3 2018 14

UKRAINE

UAH million	3Q18	3Q17	YoY	9M18	9M17	YoY

Total revenue	4,925	4,316	14.1%	13,710	12,245	12.0%

Mobile service revenue	4,602	4,024	14.3%	12,750	11,352	12.3%

Fixed-line service revenue	302	275	9.9%	895	847	5.7%

EBITDA	2,833	2,349	20.6%	7,736	6,727	15.0%

EBITDA margin	57.5%	54.4%	3.1p.p.	56.4%	54.9%	1.5p.p.

Capex excl. licenses	737	643	14.7%	2,351	2,084	12.8%

LTM capex excl. licenses/revenue	16.0%	18.1%	(2.1p.p.)	16.0%	18.1%	(2.1p.p.)

Mobile

Total operating revenue	4,624	4,042	14.4%	12,815	11,398	12.4%

- of which mobile data	2,045	1,123	82.1%	4,960	2,901	71.0%

Customers (mln)	26.6	26.4	0.5%

- of which data customers (mln)	14.5	11.8	23.5%

ARPU (UAH)	57	50	14.3%

MOU (min)	565	570	(1.0%)

Data usage (MB/user)	2,347	835	181.1%
Fixed-line

Total operating revenue	302	275	9.9%	895	847	5.7%

Broadband revenue	186	167	11.0%	551	507	8.8%

Broadband customers (mln)	0.9	0.8	9.8%

Broadband ARPU (UAH)	71	69	3.0%

In Ukraine, Kyivstar is the market leader, offering a high-quality network in a competitive market, focusing on value customers with rational pricing behaviour. The company launched 4G/LTE services in 1800 MHz during Q3 2018, after launching in 2600 MHz in Q2 2018.

Kyivstar continued its strong performance in Q3 2018, with total revenue increasing by 14.1% year on year to UAH 4.9 billion. Mobile service revenue grew by 14.3% to UAH 4.6 billion, mainly driven by continued strong growth in mobile data revenue and successful marketing activities. Data revenue grew by 82.1% as a result of growing data usage, which almost tripled year on year. ARPU increased by 14.3% year on year to UAH 57.

Kyivstar´s mobile customer base increased by 0.5% to 26.6 million, while mobile data customers increased by 23.5% year on year.

Fixed-line service revenue grew by 9.9% year on year to UAH 302 million, driven by an increase of the fixed broadband customer base of 9.8% year on year, while fixed broadband ARPU increased by 3.0% year on year to UAH 71.

EBITDA increased by 20.6% year on year to UAH 2.8 billion in Q3 2018, representing an EBITDA margin of 57.5%. Strong EBITDA growth and margin were driven by revenue growth and delay of certain costs, which are expected to occur in Q4 2018.

Q3 2018 capex excluding licenses was UAH 737 million with an LTM capex excluding licenses to revenue ratio of 16.0%. Kyivstar continues to focus on the roll-out of high speed data networks and built the leading 4G/LTE network, covering 50% of the population.

Q3 2018 15

UZBEKISTAN

UZS bln	3Q18	3Q17	YoY	9M18	9M17	YoY

Total revenue	651	625	4.2%	1,903	1,714	11.0%

Mobile service revenue	645	620	4.1%	1,887	1,702	10.9%

- of which mobile data	225	149	50.9%	625	423	47.8%

Fixed-line service revenue	4.4	3.9	10.4%	14	11	22.8%

EBITDA	291	316	(8.0%)	844	893	(5.6%)

EBITDA margin	44.7%	50.6%	(5.9p.p.)	44.3%	52.1%	(7.8p.p.)

Capex excl. licenses	70.6	49.6	42.5%	278	184	50.6%

LTM Capex excl. licenses/revenue	15.7%	21.2%	(5.5p.p.)

Mobile

Customers (mln)	9.1	9.5	(4.7%)

- of which mobile data customers (mln)	5.2	4.7	10.1%

ARPU (UZS)	23,257	21,484	8.3%

MOU (min)	596	581	2.6%

Data usage (MB/user)	1,254	519	141.8%

In Uzbekistan, the market is moving to all-net offers after the mobile termination rates were significantly reduced to almost zero in Q2 2018. Unitel is the market leader and continues to focus on value customers. The company reported good revenue growth in Q3 2018, driven by repricing initiatives introduced in March 2018, concentrating on upselling customers to higher price plans with increased allowances.

Total revenue for the quarter increased by 4.2% year on year and mobile service revenue increased by 4.1% to UZS 645 billion, driven by an 8.3% growth in ARPU, despite the negative impact from the reduction in mobile termination rates. Mobile data traffic more than doubled and mobile data revenue increased by 50.9% year on year, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in Unitel´s customer base to 40.5% in Q3 2018.

EBITDA decreased by 8.0% to UZS 291 billion and the EBITDA margin was 44.7% in Q3 2018, mainly due to external factors such as the increase in customer tax (approximately UZS 30.6 billion or 9.7%) and the negative impact of the reduction in mobile termination rates (approximately UZS 11.1 billion or 3.5%).

Capex excluding licenses totalled UZS 70.6 billion and the Q3 2018 LTM capex excluding licenses to revenue ratio was 15.7%. The company continued to invest in its high-speed data networks, improving the 4G/LTE coverage to 24.5% and increasing the number of nationwide 3G sites by 11% year on year. Further improvements to the high-speed data networks will continue to be a priority for Unitel for the remainder of 2018.

In Q3 2018, VEON’s subsidiary PJSC VimpelCom successfully repatriated a net amount of approximately USD 10 million from Uzbekistan. The repatriation of cash was executed at the market rate and brings the year-to-date amount repatriated to USD 95 million. VEON aims to continue to repatriate excess cash in the remainder of FY 2018.

Q3 2018 16

CONFERENCE CALL INFORMATION

On 8 November 2018, VEON will also host a conference call by senior management at 9:30 CET (8:30 GMT), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

9:30 CET investor and analyst conference call

US call-in number: +1 (929) 477 0448

Confirmation Code: 5953101

International call-in number: +44 (0) 330 336 9127

Confirmation Code: 5953101

The conference call replay and the slide presentation webcast will be available until 15 November 2018.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 719 457 0820

Confirmation Code: 5953101

UK Replay Number: 0800 101 1153

Confirmation Code: 5953101

CONTACT INFORMATION

INVESTOR RELATIONS Richard James ir@veon.com	CORPORATE COMMUNICATIONS Kieran Toohey pr@veon.com

Q3 2018 17

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2018 and 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C (Reconciliation tables). In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long—term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

Q3 2018 18

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services.

Follow us:

go to our website @ http://www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	20

Attachment B	Definitions	20

Attachment C	Reconciliation tables	22
	Average rates and target rates of functional currencies to USD

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2018.xls on VEON’s website at http://veon.com/Investor-relations/Reports—results/Results/.

Q3 2018 19

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	3Q18	3Q17	YoY	3Q18	3Q17	YoY

Russia	56.2	58.8	(4.5%)	2.3	2.2	5.4%

Pakistan	56.1	53.1	5.6%

Algeria	15.6	15.2	2.6%

Bangladesh	32.3	31.4	2.8%

Ukraine	26.6	26.4	0.5%	0.9	0.8	9.7%

Uzbekistan	9.1	9.5	(4.7%)

Other	14.8	16.0	(7.5%)	0.5	0.5	(5.6%)

Total	210.7	210.6	0.1%	3.7	3.5	5.5%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Capital expenditures (capex) excluding licenses is calculated as capex, excluding purchases of new spectrum licenses.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term notional debt and short-term notional debt.

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM.

Q3 2018 20

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas.

Total revenue in this section is fully comparable with Total Operating revenue in MD&A section below.

Q3 2018 21

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	3Q18	3Q17	9M18	9M17
Unaudited

EBITDA	848	1,042	2,559	2,834

Depreciation	(324)	(358)	(1,015)	(1,134)

Amortization	(124)	(136)	(380)	(404)

Impairment loss	(781)	3	(791)	(2)

Loss on disposals of non-current assets	(10)	(7)	(46)	(16)

Gain (loss) on disposal of subsidiaries	-	-	20	-

Operating profit	(391)	544	346	1,278

Financial Income and Expenses	(198)	(202)	(590)	(603)

- including finance income	12	24	43	70

- including finance costs	(210)	(226)	(633)	(673)

Net foreign exchange (loss)/gain and others	(37)	25	(61)	(197)

- including Other non-operating (losses)/gains	(24)	40	(49)	(112)

- including Shares of loss of associates and joint ventures accounted for using the equity method	(0)	(0)	(0)	(22)

- including impairments of JV and associates	-	-	-	(110)

- including Net foreign exchange gain	(13)	(15)	(12)	47

Profit before tax	(626)	367	(305)	478

Income tax expense	(92)	(173)	(345)	(379)

Profit/(Loss) from discontinued operations	1,279	(60)	979	(234)

(Loss)/Profit for the period	561	134	329	(135)

Less profit attributable to non-controlling interest	294	(18)	272	(32)

	-	-		-

(Loss)/profit attributable to the owners of the parent	855	116	601	(167)

RECONCILIATION OF CAPEX
USD mln unaudited	3Q18	3Q17	9M18	9M17

Cash paid for purchase of property, plant and equipment and intangible assets	327	363	1,504	1,559

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(9)	43	60	(241)

Capital expenditures	319	406	1,565	1,318

Less capital expenditures in licenses and other	(7)	(8)	(496)	(325)

Capital expenditures excl. licenses	311	398	1,068	994

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	3Q18 vs 3Q17
	Total Revenue			EBITDA
	Organic	Forex & other[1]	Reported	Organic	Forex & other[1]	Reported

Russia	0.6%	(5.3%)	(4.7%)	(0.5%)	(13.1%)	(12.6%)

Pakistan	18.7%	(17.6%)	1.1%	7.9%	(16.0%)	(8.1%)

Algeria	(6.7%)	(6.4%)	(13.1%)	(13.7%)	(5.9%)	(19.6%)

Bangladesh	(5.8%)	(3.1%)	(9.0%)	(12.4%)	(2.9%)	(15.3%)

Ukraine	14.1%	(6.0%)	8.1%	20.6%	(6.4%)	14.2%

Uzbekistan	4.2%	(40.4%)	(36.2%)	(8.0%)	(36.3%)	(44.3%)

Total	2.9%	(8.6%)	(5.7%)	4.6%	(23.3%)	(18.7%)

Q3 2018 22

	9M18 vs 9M17
	Total Revenue			EBITDA
	Organic	Forex & other[1]	Reported	Organic	Forex & other[1]	Reported

Russia	2.7%	(3.0%)	(0.3%)	3.7%	(7.8%)	(4.1%)

Pakistan	9.9%	(11.6%)	(1.8%)	14.2%	(12.1%)	2.1%

Algeria	(8.1%)	(5.0%)	(13.1%)	(14.4%)	(4.6%)	(19.0%)

Bangladesh	(8.3%)	(3.4%)	(11.7%)	(22.4%)	(2.9%)	(25.4%)

Ukraine	12.0%	(2.1%)	9.9%	15.0%	(2.1%)	12.9%

Uzbekistan	11.0%	(56.4%)	(45.4%)	(5.6%)	(48.2%)	(53.7%)

Total	3.0%	(7.4%)	(4.4%)	5.2%	(14.9%)	(9.7%)

1)

In Q3 2018 and 9M 2018 other includes the impact from Euroset integration for the group. In Q3 2018 and 9M 2018 other in Russia includes the impact of Euroset and the impact of transit traffic revenue. Transit traffic revenue were partially centralized at VEON Wholesale Services

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 September 2018	30 June 2018	31 March 2018

Net debt	5,736	8,645	8,966

Cash and cash equivalents	3,370	1,343	1,393

Long - term and short-term deposits	2	4	43

Gross debt	9,108	9,992	10,402

Interest accrued related to financial liabilities	118	113	132

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(12)	(29)	(35)

Derivatives not designated as hedges	384	314	311

Derivatives designated as hedges	62	48	81

Other financial liabilities	132	134	135

Total other financial liabilities	9,730	10,571	11,026

Note: As of September 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 262 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements.

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	3Q18	3Q17	YoY

EBITDA	848	1,042	(18.7%)

Changes in working capital	7	9	(22.0%)

Movements in provision	(12)	(10)	n.m.

Net interest paid received	(152)	(131)	n.m.

Income tax paid	(112)	(77)	n.m.

Cash flow from operating activities (excl.discontinued operations)	579	834	(30.6%)

Capex excl.licenses	(311)	(398)	n.m.

Working capital related to Capex excl. license	(9)	42	n.m.

Proceeds from sale of PPE	5	(1)	n.m.

Equity Free Cash Flow excl.licenses	263	477	(44.7%)

Q3 2018 23

EBITDA RECONCILIATION FOR COUNTRY

Q3 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	419	192	93	48	103	38	(92)	47	848

Less	-	-	-	-	-	-	-	-	-

Depreciation	(178)	(38)	(25)	(31)	(14)	(10)	(1)	(27)	(324)

Amortization	(36)	(30)	(19)	(16)	(11)	(1)	(3)	(9)	(124)

Impairment loss	1	-	(125)	(451)	(2)	-	-	(205)	(781)

Loss on disposals of non-current assets	(8)	0	0	(0)	(0)	(1)	-	0	(9)

Gain (loss) on disposal of subsidiaries	-	-	-	-	-	-	-	0	0

	-	-	-	-	-	-	-	-	-

Operating profit	196	124	(76)	(451)	77	26	(96)	(192)	(391)

Q3 2017

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	479	209	115	56	90	66	(30)	57	1,042

Less

Depreciation	(197)	(52)	(26)	(28)	(13)	(11)	(1)	(29)	(358)

Amortization	(39)	(35)	(29)	(10)	(11)	(1)	(2)	(9)	(136)

Impairment loss	4			-	(1)			1	4

Loss on disposals of non-current assets	(5)	(1)	-	(2)	1	(1)		-	(9)

Gain (loss) on disposal of subsidiaries

Operating profit	241	120	60	15	67	54	(32)	19	544

9M 2018

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	1,303	541	271	139	287	106	(224)	136	2,559

Less	-	-	-	-	-	-	-	-	-

Depreciation	(577)	(117)	(77)	(92)	(42)	(26)	(2)	(83)	(1,015)

Amortization	(112)	(95)	(60)	(43)	(32)	(2)	(9)	(27)	(380)

Impairment loss	(5)	-	(126)	(451)	(3)	-	-	(206)	(791)

Loss on disposals of non-current assets	(20)	(0)	0	(19)	(5)	(1)	-	(1)	(46)

Gain (loss) on disposal of subsidiaries	(0)	-	-	-	-	-	(5)	25	20

	-	-	-	-	-	-	-	-	-

Operating profit	589	329	8	(466)	206	76	(240)	(155)	346

Q3 2018 24

9M 2017

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated

EBITDA	1,359	530	334	186	254	228	(200)	143	2,834

Less

Depreciation	(606)	(170)	(82)	(100)	(41)	(42)	(1)	(89)	(1,133)

Amortization	(118)	(99)	(86)	(30)	(35)	(3)	(6)	(27)	(404)

Impairment loss	(4)			-	-			2	(2)

Loss on disposals of non-current assets	(17)	3		(8)	3	5		(3)	(17)

Gains/(Losses) on sale of investments in subsidiaries	-

Operating profit	613	264	166	48	181	188	(207)	26	1,279

RATES OF FUNCTIONAL CURRENCIES TO USD

	2018	3Q18	3Q17	YoY	3Q18	3Q17	YoY

Russian Ruble	60	65.53	59.02	-11.0%	65.59	58.02	-13.1%

Euro	0.8	0.86	0.85	-1.1%	0.86	0.85	-1.8%

Algerian Dinar	110	118.01	109.90	-7.4%	118.22	113.04	-4.6%

Pakistan Rupee	105	123.69	105.37	-17.4%	123.18	105.39	-16.9%

Bangladeshi Taka	79	83.89	81.11	-3.4%	83.97	82.31	-2.0%

Ukrainian Hryvnia	27	27.35	25.90	-5.6%	28.30	26.52	-6.7%

Kazakh Tenge	340	355.90	332.18	-7.1%	363.07	341.19	-6.4%

Uzbekistan Som	8,748	7,848.13	5,220.63	-50.3%	8,079.28	8,066.96	-0.2%

Armenian Dram	480	482.53	478.69	-0.8%	482.71	478.41	-0.9%

Kyrgyz Som	70	68.70	68.88	0.3%	69.28	68.66	-0.9%

Georgian Lari	2.4	2.53	2.42	-4.5%	2.62	2.48	-5.6%

Q3 2018 25

Q3 2018 RESULTS Amsterdam, 8 November 2018

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2018 and 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture ). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Disclaimer Q3 2018 RESULTS

Good operational performance in Q3 2018

VEON

TOTAL REVENUE **$2.32b** +2.9% organic[1] YoY -5.7% reported YoY	EBITDA **$848m** +4.6% organic[1] YoY -18.7% reported YoY	EQUITY FCF EXCL. LICENSES[2] **$263m** ~$1 billion FY 2018 target confirmed
MOBILE DATA REVENUE **$548m** +28.5% organic[1] YoY +13.7% reported YoY	NET LEVERAGE RATIO[3] **1.7x** vs 2.5x in Q2 2018, below 2x Group target	CORPORATE COSTS **$92m** -32.4% YoY[4]

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA also excludes exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment in Earnings release for reconciliations

[2] Equity free cash flow excluding licenses. This is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[3] Net debt / LTM (last twelve months) EBITDA

[4] Excluding the effect of a vendor agreement adjustment (USD 106 million) in Q3 2017

Q3 2018 RESULTS

3

Executing at pace on our near term priorities Emerging markets focus Simplified structure Strong balance sheet Progressive dividends Sale of 50% stake in Italy joint venture increases our focus on emerging markets Digital journey underway with significant investment in infrastructure Lean, high-level operating model On track to halve run-rate corporate costs by year-end 2019 Continue to explore options to address strategic relationship with GTH and its minority shareholders Aiming to create greater value for our shareholders Proceeds from Italy JV sale (~USD 2.8 billion) are being used to repay debt and for general corporate purposes Net leverage ratio1 now below 2x target at 1.7x in Q3 2018 (vs 2.5x in Q2 2018) Interim dividend of US 12 cents paid during Q3 2018 (a 9% year on year increase) Q3 2018 RESULTS 1 Net debt / LTM (last twelve months) EBITDA

Good progress year to date, guidance updated

VEON

9M 2018

TOTAL REVENUE

$6.8bn

+3.0% organic[1] YoY

-4.4% reported YoY

EBITDA

$2.6bn

+5.2% organic[1] YoY

-9.7% reported YoY

EQUITY FCF EXCL. LICENSES[2]

$804m

+1.6% reported YoY

FY 2018 targets

Updated to low single-digit, from flat to low single-digit organic growth

Updated to low to mid single-digit, from flat to low single-digit organic growth

Equity FCF excl. licenses of ~USD 1 billion remains unchanged

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In 9M 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA also excludes exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment in the earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

Q3 2018 RESULTS

5

+4.6% YoY organic Revenue and EBITDA development Data revenue and lower costs driving organic growth in revenue and EBITDA Q3 2018 RESULTS USD MILLION +2.9% YoY organic 1 1 Other includes interconnect, roaming and intercompany eliminations

(-18.7%) YoY reported Revenue and EBITDA development Continued solid organic growth 1 Other in Q3 2018 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations Q3 2018 RESULTS USD MILLION (-5.7%) YoY reported 1 1

Corporate costs were USD 92 million in Q3 2018 Excluding the effect of a vendor agreement adjustment in Q3 2017, corporate costs decreased by ~32% YoY FY 2018 target confirmed to reduce corporate costs by ~20% YoY from USD 431 million1 in FY 2017 Medium-term target to halve FY 2017 run-rate costs by end-FY 2019 Corporate costs Q3 saw continued progress in reducing corporate costs Q3 2018 RESULTS 1 Excludes the exceptional income of USD 106 million related to the effect of a vendor agreement adjustment (USD 106 million) in Q3 2017 from reported HQ costs in FY 2017

Digital journey underway Digitizing the core Transforming our customer experience DBSS and network virtualization Upgrading our networks and IT infrastructure to best in class Self Care Driving greater engagement and retention DMP/Big Data Smart data to target, personalize and upsell services, including from 3rd parties FUTURE-PROOFING OUR INFRASTRUCTURE Beeline TV Pakistan MFS VEON platform NEW DIGITAL SERVICES

+5.8 % YoY - 6.7% YoY - 5.8% YoY + 14.1% YoY Q3 2018 revenue and EBITDA country trends Figures and trends in local currency Q3 2018 RESULTS Revenue RUSSIA (RUB BILLION) UZBEKISTAN (UZS BILLION) + 4.2% YoY - 3.1% YoY + 7.9% YoY - 13.7% YoY - 12.4% YoY + 20.6% YoY EBITDA - 8.0% YoY 3Q17 4Q17 1Q18 2Q18 3Q18 + 18.7% YoY PAKISTAN (PKR BILLION) ALGERIA (DZD BILLION) BANGLADESH (BDT BILLION) UKRAINE (UAH BILLION)

Russia: Euroset integration successfully completed, improving customer mix

TOTAL REVENUE
(RUB BILLION)


+ 5.8 % YoY
72.6
10.1
59.2
72.5
8.9
57.6
76.8
8.7
59.5
3Q17
2Q18
3Q18
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)


- 4.5 % YoY
58.8
56.2
3Q17
3Q18

EBITDA AND EBITDA MARGIN
(RUB BILLION AND %)


-3.1 % YoY
28.2
38.9%
27.2
37.6%
27.4
35.7%
3Q17
2Q18
3Q18

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(RUB BILLION AND %)


+ 12.9 % YoY
10.9
17.1%
12.3
16.8%
3Q17
3Q18

- Total revenue growth of 5.8% YoY, driven by mobile service revenue growth of 0.5% YoY and more than a doubling (+164%) of sales of equipment and accessories, mainly as a result of the integration of Euroset stores
- Limited impact of national roaming cancelation and introduction of unlimited data tariff plans in Q3 2018
- Mobile customers decreased, mainly due to reduced sales to lower-spend customers through alternative channels
- Resultant increase in customer quality drove mobile ARPU higher by 4.7% YoY
- Euroset integration successfully completed, with 1,540 stores rebranded as at end-August 2018
- EBITDA decreased by 3.1% YoY, driven by Euroset integration impact (~RUB 0.6 billion) and increased annual spectrum fees (~RUB 0.4 billion)
- Increased annual spectrum fees for 2018 and higher monobrand-related costs will continue to impact EBITDA in Q4 2018
- Yarovaya investment plans progressing in alignment with legal requirements and imply lower expenditure in FY 2018 due to phasing of some expenditures into 2019

Q3 2018 RESULTS
11

Pakistan: strong revenue and EBITDA growth continued into Q3 + 18.7 % YoY + 5.6 % YoY + 7.9 % YoY - 50.8 % YoY Q3 2018 RESULTS TOTAL REVENUE (PKR BILLION) MOBILE CUSTOMERS (MILLION) EBITDA AND EBITDA MARGIN (PKR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %) The market remained competitive in Q3, particularly in data and social network offers, against which Jazz maintained its premium price positioning Revenue grew by 18.7% YoY, including: 6.3 p.p. from business performance 13.0 p.p. from suspension of taxes collected by MNOs in Q3 2018, which provided the market with additional revenue growth, on account of higher usage by customers Jazz’s customer base grew by 1.1% sequentially (+5.6% YoY), driven by data network expansion and growth in data subscribers (+5.7% QoQ and +17.2% YoY) Healthy EBITDA growth (+7.9% YoY): Excluding tax-related factors for both Q3 2017 and 2018, EBITDA growth would have been 6.4% YoY, with stable EBITDA margin YoY Capex excluding licenses decreased sequentially and YoY due to a more balanced quarterly distribution of expenditures in 2018 and lower YoY 3G and 4G/LTE roll-out activity

Algeria: signs of stabilization, sequential customer and revenue growth

VEON

TOTAL REVENUE
(DZD BILLION)



- 6.7 % YoY
26.2
0.6
25.6
23.1
0.2
22.9
24.4
0.1
24.3
3Q17
2Q18
3Q18
Mobile
Other

MOBILE CUSTOMERS
(MILLION)



+ 2.6 % YoY
15.2
15.6
3Q17
3Q18

EBITDA AND EBITDA MARGIN
(DZD BILLION AND %)



- 13.7 % YoY
12.7
48.5%
10.0
43.4%
11.0
44.9%
3Q17
2Q18
3Q18

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(DZD BILLION AND %)



- 59.2% YoY
4.6
16.2%
1.9
11.3%
3Q17
3Q18

- Q3 2018 saw continued intense price competition as competitors reacted to Djezzy's H1 customer base expansion
- Macroeconomic and regulatory challenges persisted:
  - Economic slowdown and high inflation, along with import restrictions
  - New direct taxation since 1 January 2018, with further increases from mid-July
- Sequential revenue growth continued, despite market challenges (+5.6% QoQ following +3.6% QoQ in Q3 2017):
  - Customer base grew both YoY (+2.6%) and QoQ (+0.8%) in response to the success of new offers
  - Data revenue grew strongly (+71.8% YoY), leveraging our 4G/LTE network
- EBITDA decreased YoY faster than revenues mainly as a result of new taxation in Q3 and higher technology costs
- Capex excluding licenses decreased due to lower YoY 4G/LTE roll-out activity and a more targeted investment approach

Q3 2018 RESULTS
13

Bangladesh: sequential improvement in revenue decline, supported by good data revenue growth - 5.8 % YoY + 2.8 % YoY - 12.4 % YoY - 65.2 % YoY Q3 2018 RESULTS Double-digit data revenue growth (+11.9% YoY) achieved despite pricing pressures in the market Data customers (+15.2% YoY) and data usage (+40.2% YoY) showed strong growth during Q3 Decline in revenue (-5.8% YoY) showed sequential improvement (-8.4% YoY in Q2 2018) Service revenue grew by 1.9% QoQ Customer growth (+2.8% YoY and +1% QoQ) supported by improved distribution and network availability ARPU decreased by 9.0% YoY (-14.1% YoY in Q2 2018) EBITDA decline YoY outpaced the fall in revenues due to structural opex, mostly related to 4G/LTE network expansion, but EBITDA improved sequentially (+5.2%) Capex excluding licenses decreased YoY as a result of a more balanced quarterly distribution, with Q3 2017 expenditure focused on restoring network availability Key regulatory developments during the quarter: flat on-net/off-net tariffs, MTR reduction and launch of MNP on 1 October 2018 TOTAL REVENUE (BDT BILLION) MOBILE CUSTOMERS (MILLION) EBITDA AND EBITDA MARGIN (BDT BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (BDT BILLION AND %)

Ukraine: strong performance continued in Q3 2018 + 14.1 % YoY + 0.5 % YoY + 20.6% YoY + 14.7 % YoY Q3 2018 RESULTS Kyivstar continued to report strong results in a growing market, driven by repricing activities and strong data growth Mobile service revenue grew by 14.3% YoY, mainly driven by data revenue growth of 82.1% YoY ARPU increased by 14.3% YoY Kyivstar has Ukraine’s leading 4G/LTE network, covering 50% of the population Strong EBITDA growth and margin expansion driven by revenue growth and delay of certain costs, which are expected to occur in Q4 2018 TOTAL REVENUE (UAH BILLION) MOBILE CUSTOMERS (MILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %)

Uzbekistan: solid revenue growth but external costs pressured EBITDA + 4.2% YoY -4.7% YoY - 8.0% YoY +42.5% YoY Q3 2018 RESULTS The strong reduction in MTR is driving all-net offers in the market, within which Unitel continues to focus on value customers as the clear market leader Revenue grew by 4.2% YoY, driven by repricing activities in March 2018 and strong mobile data growth ARPU increased by 8.3% YoY Mobile data revenue increased by 50.9% YoY EBITDA decreased by 8.0% YoY, mainly due to external cost pressures from increased customer tax (UZS 30.6 billion) and the effect of the reduction in MTR (UZS 11.1 billion) Capex excluding licenses increased 43% YoY mainly as a result of 4G/LTE network roll out TOTAL REVENUE (UZS BILLION) MOBILE CUSTOMERS (MILLION) EBITDA AND EBITDA MARGIN (UZS BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %)

Q3 2018 income statement

VEON

USD MILLION

	3Q18	3Q17	Reported YoY	Organic[1] YoY
Revenue	**2,317**	**2,456**	**(5.7%)**	**2.9%**
Service revenue	2,151	2,358	(8.8%)	1.9%
EBITDA	**848**	**1,042**	**(18.7%)**	**4.6%**
Depreciation, amortization and other	(1,239)	(498)	n.m.	
Operating Profit	**(391)**	**544**	**n.m.**	
Net financial income and expenses	(198)	(202)	n.m.	
Net FOREX and other gains/(losses)	(37)	25		
Profit before tax	**(626)**	**367**	**n.m.**	
Tax	(92)	(173)	n.m.	
Profit/(Loss) from continued operations	(718)	194	n.m.	
Profit from discontinued operations	1,279	(60)	n.m.	
Profit attributable to non-controlling	294	(18)	n.m.	
Net profit attributable to VEON	561	134	n.m.	

- D&A and other increased due to an accounting impairment totaling USD 781 million, including Bangladesh for USD 451 million and Algeria for USD 125 million
- Finance expenses were stable year on year as lower interest costs on our debt were offset by higher interest expenses related to the put option liability over the 15% non-controlling interest in Pakistan
- Net FOREX and other gains/(losses) decreased mainly due to Q3 2017 arbitration award related to WIND indemnification of USD 44 million in addition to Q3 2018 loss from derivatives
- Income tax expenses decreased, as a portion of the Bangladesh impairment offset deferred tax liabilities in the country, in addition to lower withholding taxes related to dividends from Pakistan
- After completing the sale of the 50% stake in its Italy JV, VEON recorded a book gain of USD 1.3 billion

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In Q3 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration and the effect of a vendor agreement adjustment in Q3 2017 of USD 106 million. See attachment in Earnings release for reconciliations

Q3 2018 RESULTS
17

Continued strong cash flow generation in Q3 2018 USD MILLION Q3 2018 RESULTS Note: OpCF refers to Operating cash flow, calculated as EBITDA minus Capex excluding licenses

Cash flow reconciliation table 3Q18 3Q17 YoY EBITDA 848 1,042 (18.7%) Changes in working capital 7 9 (22%) Movement in provisions (12) (10) n.m. Net interest paid-received (152) (131) n.m. Income tax paid (112) (77) n.m. Cash flow from operating activities (excl. discontinued operations) 579 834 (30.6%) Capex excl.licenses (311) (398) n.m. Working capital related to Capex excl. licenses (9) 42 n.m. Proceeds from sale of PPE 5 (1) n.m. Equity Free Cash Flow excl. licenses 263 477 (44.7%) USD MILLION Q3 2018 RESULTS EBITDA decreased due to currency depreciation (~USD 122m) mainly in Russia, Pakistan and Uzbekistan, Euroset integration impact (~USD 10m) and an exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017 Net interest paid slightly increased mainly because of lower interest received on our short-term deposits Cash income tax paid increased mainly due to higher taxable income in Russia and Ukraine, partially offset by Algeria lower taxable income

Q3 2018 net debt development USD MILLION Q3 2018 RESULTS 1 FOREX and Other mainly consist of dividends paid to equity shareholders in August 2018 of USD 202 million and to non-controlling interest; partially offset by FX impact in Russia of USD 70 million NET DEBT EBITDA 2.5x 1.7x 1 At 1.7x, Group leverage ratio is significantly below our previously announced target ratio of 2.0x

Full Year 2018 guidance updated

VEON

	9M 2018 actual	FY 2018 targets[3]
Total revenue	3.0% organic growth[1]	Low single-digit organic growth
EBITDA	5.2% organic growth[1]	Low to mid single-digit organic growth
Equity free cash flow[2]	USD 804 million	USD ~1 billion

Previous guidance on total revenue and EBITDA

- Total revenue: flat to low single-digit organic growth
- EBITDA: flat to low single-digit organic growth

- FY 2018 equity free cash flow target is calculated at 2018 target currency rates

Guidance updated to reflect good progress year-to-date towards FY 2018 financial targets

[1] Organic change is a non-IFRS measure and reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. In 9M 2018 organic growth is calculated at constant currency and excludes the impact from Euroset integration. Organic EBITDA also excludes an exceptional income from an adjustment to a vendor agreement of USD 106 million in Q3 2017. See attachment Earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items

[3] FY 2018 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Euroset integration and the one-off adjustment to a vendor agreement. FY 2018 equity free cash flow target is calculated at 2018 target currency rates. For FY 2018 target currency rates, see appendix

Q3 2018 RESULTS 21

APPENDIX

Q3 2018 summary Russia revenue growth driven by strong increase in sales of equipment and accessories Pakistan and Ukraine continued their strong performance Algeria and Bangladesh are showing signs of stabilization, but markets remain challenging Uzbekistan reported good revenue growth, while external costs pressured EBITDA Corporate costs reduction remain on target with 2018 guidance VEON withdrew its offer to acquire GTH´s assets in Pakistan and Bangladesh; continues to explore options to address its strategic relationship with GTH and its minority shareholders VEON completed the sale of its 50% stake in Wind Tre to CK Hutchison for approximately USD 2.8 billion; use of proceeds to reduce debt and for general corporate purposes; Q3 leverage ratio at 1.7x, down from 2.5x in Q2 2018 VEON terminated the agreement to sell its Pakistan tower business VEON reports good revenue and EBITDA organic growth in Q3 2018, driven by strong data growth; USD 263 million in equity free cash flow excluding licenses; FY 2018 guidance updated Q3 2018 RESULTS

Group debt structure Average cost of debt: 7.2% (30 September 2017: 6.8%) 1 Including effect of cross currency swaps 30 SEPTEMBER 2018 Group debt currency mix1 Group debt structure Q3 2018 RESULTS Average maturity: 3.3 years (30 September 2017: 3.9 years) Gross Debt USD 9.1 billion

Group debt maturity schedule Group debt maturity schedule by currency1 30 SEPTEMBER 2018, USD BILLION 2018 2019 2020 2021 2022 2023 >2023   USD 0.2 1.0 0.6 1.0 0.6 1.7 0.9 65% RUB 0.0 0.0 0.5 1.0 0.7 0.0 0.0 25% EUR 0.1 0.0 0.0 0.1 0.0 0.0 0.0 2% PKR 0.1 0.1 0.1 0.1 0.1 0.0 0.0 5% OTHER 0.0 0.1 0.0 0.0 0.1 0.0 0.0 3% 1 Including effect of cross currency swaps. Principal amount of Group debt taking into account cross-currency swaps is equivalent to USD 9,136 million. Q3 2018 RESULTS

Liquidity overview Group cash breakdown by currency 30 SEPTEMBER, 2018 Unused RCF headroom at the end of Q3 2018: Unused CF headroom at the end of Q3 2018: VEON – syndicate USD 1.69 billion Pakistan – credit facilities PKR 14.3 billion (USD 0.12 billion) Total cash and unused committed credit lines: USD 5.2 billion Group cash (incl. deposits): USD 3.4 billion Q3 2018 RESULTS

Debt by entity Outstanding debt Type of debt 30 SEPTEMBER 2018, USD MILLION Entity Bonds Loans Cash-pool overdrafts1 Other Total VEON Amsterdam B.V. - - 230 - 230 VEON Holdings B.V. 3,682 2,289 - - 5,971 GTH Finance B.V. 1,200 - - - 1,200 PJSC VimpelCom 394 - - 51 445 Pakistan Mobile Communications Limited 23 628 - 22 673 Banglalink Digital Communications Ltd. 300 156 - - 456 Optimum Telecom Algérie S.p.A. - 95 - - 95 Others - - 32 6 38 Total 5,599 3,168 262 79 9,108 Total excl. cash-pool overdrafts 8,846 Q3 2018 RESULTS 1 As of September 30, 2018, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 262 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements.

Russian ruble Algerian dinar Pakistan rupee Bangladeshi taka Ukrainian hryvnia Kazakh tenge Uzbekistan som Armenian dram Kyrgyz som Georgian lari Target rates FY 2018 60.00 110.00 105.00 79.00 27.00 340.00 8,748 480 70.00 2.40 Average rates 3Q18 3Q17 YoY 65.53 59.02 (11.0%) 118.01 109.90 (7.4%) 123.69 105.37 (17.4%) 83.89 81.11 (3.4%) 27.35 25.90 (5.6%) 355.90 322.18 (7.1%) 7,848.13 5,220.63 (50.3%) 482.53 478.69 (0.8%) 68.70 68.88 0.3% 2.53 2.42 (4.5%) Closing rates 3Q18 3Q17 YoY 65.59 58.02 (13.1%) 118.22 113.04 (4.6%) 123.18 105.39 (16.9%) 83.97 82.31 (2.0%) 28.30 26.52 (6.7%) 363.07 341.19 (6.4%) 8,079.28 8,066.96 (0.2%) 482.71 478.41 (0.9%) 69.28 68.66 (0.9%) 2.62 2.48 (5.6%) Forex Q3 2018 RESULTS

Russia Algeria Pakistan Bangladesh Ukraine Uzbekistan Other Total Revenue Q3 2018 (128) (15) (69) (5) (10) (53) (9) (289) Forex YoY impact on Revenue and EBITDA EBITDA Q3 2018 (46) (7) (33) (2) (6) (25) (1) (122) Q3 2018 RESULTS

VEON

Index sheet

VEON Consolidated

VEON Consolidated

Customers

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Uzbekistan

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		3Q18	3Q17	YoY	3Q18	3Q17	YoY
Russian ruble	RUB	65.53	59.02	(11.0%)	65.59	58.02	(13.1%)
Euro	EUR	0.86	0.85	(1.1%)	0.86	0.85	(1.8%)
Algerian dinar	DZD	118.01	109.90	(7.4%)	118.22	113.04	(4.6%)
Pakistan rupee	PKR	123.69	105.37	(17.4%)	123.18	105.39	(16.9%)
Bangladeshi taka	BDT	83.89	81.11	(3.4%)	83.97	82.31	(2.0%)
Ukrainian hryvnia	UAH	27.35	25.90	(5.6%)	28.30	26.52	(6.7%)
Kazakh tenge	KZT	355.90	332.18	(7.1%)	363.07	341.19	(6.4%)
Uzbekistan som	UZS	7,848.13	5,220.63	(50.3%)	8,079.28	8,066.96	(0.2%)
Armenian dram	AMD	482.53	478.69	(0.8%)	482.71	478.41	(0.9%)
Kyrgyz som	KGS	68.70	68.88	0.3%	69.28	68.66	(0.9%)
Georgian lari	GEL	2.53	2.42	(4.5%)	2.62	2.48	(5.6%)

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16 Pro-forma Warid	FY17
Total operating revenue	2,312	2,570	2,442	2,296	2,096	2,228	2,362	2,354	2,281	2,417	2,456	2,320	2,250	2,270	2,317	9,606	9,040	9,474
Service revenue	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	2,358	2,214	2,156	2,135	2,151	9,313	8,700	9,105
EBITDA	938	1,069	58	811	778	811	896	783	861	931	1,042	753	854	857	848	2,875	3,268	3,587
EBITDA margin (%)	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	42.4%	32.4%	38.0%	37.7%	36.6%	29.9%	36.1%	37.9%
EBIT	308	530	(480)	166	297	269	406	91	345	389	544	188	354	383	(391)	524	1,063	1,467
Profit/(Loss) before tax	(8)	329	(834)	(82)	137	82	186	(89)	220	(107)	367	(152)	160	162	(626)	(595)	316	328
Net income/(loss)	184	108	(1,005)	58	169	122	445	1,557	(4)	(278)	115	(337)	(112)	(142)	855	(655)	2,294	(506)
Capital expenditures (CAPEX)	263	590	459	709	203	348	422	770	268	643	406	473	754	492	319	2,033	1,741	1,791
CAPEX excluding licenses	210	462	448	649	158	329	382	754	264	332	398	466	355	402	311	1,801	1,623	1,459
CAPEX excluding licenses / revenue	9.1%	18.0%	18.3%	28.3%	7.5%	13.8%	16.2%	32.0%	11.6%	13.7%	16.2%	20.1%	15.8%	17.7%	13.4%	18.7%	17.7%	15.4%

*Notes:

The financial results for Q1 2016 and Q2 2016 are presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

As a result of the termination of the agreement to sell its Pakistan tower business, the Company amended prior periods presented in the interim consolidated financial statements to retrospectively recognize the depreciation charge of USD 37 million that would have been recognized, had the disposal group not been classified as held for sale.

VEON

index page

(in millions)

Mobile customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Russia	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	56.2	59.8	58.3	58.2
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	15.6	17.0	16.3	15.0
Pakistan	38.2	33.4	35.2	36.2	48.3	59.6	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	56.1	36.2	51.6	53.6
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	32.3	30.4	31.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	26.6	25.4	26.1	26.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.1	9.9	9.5	9.7
Other	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	15.2	15.7	16.0	16.2	15.8	14.9	14.8	6.0	15.1	16.2
Total	194.9	191.8	195.3	196.1	204.1	214.4	205.6	207.2	206.8	208.4	210.6	210.5	210.8	210.0	210.7	186.6	207.2	210.5

Fixed line customers	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Russia	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.2
Algeria	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.8	0.8	0.8
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	—	—	—	—		—	—
Other	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.4	0.5	0.5	0.5	0.4	0.1	0.3
Total	3.5	3.4	3.4	3.4	3.4	3.4	3.3	3.4	3.4	3.4	3.5	3.5	3.6	3.6	3.7	3.4	3.1	3.5

Russia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	1,229	1,206	1,166	1,174	1,172	4,583	4,097	4,728
EBITDA	421	524	455	424	328	414	413	419	409	471	479	430	443	441	418	1,823	1,574	1,789
EBITDA margin (%)	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	39.0%	35.7%	38.0%	37.6%	35.7%	39.8%	38.4%	37.8%
Capital expenditures (CAPEX)	84	216	202	403	48	115	149	350	117	141	191	237	162	220	194	906	662	685
CAPEX excluding licenses	80	212	198	343	43	109	146	345	114	138	185	230	158	215	188	833	643	667

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenues	859	1,066	961	902	733	843	914	940	932	1,023	1,058	1,040	1,010	1,029	1,038	3,789	3,430	4,054
Service Revenue (Mobile)	829	1,031	918	846	696	816	879	886	890	974	1,003	976	954	932	908	3,624	3,276	3,843
Data Revenue (Mobile)	164	198	177	180	160	187	208	223	236	254	259	263	266	250	240	719	778	1,012
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	56.2	59.8	58.3	58.2
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	36.6	37.3	34.3	36.6	38.4
ARPU (USD) *	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	5.7	5.5	5.5	5.5	5.3	n.a.	n.a.	n.a.
MOU, min	303	320	319	319	315	337	336	335	324	337.71	325.32	322.88	307.20	323.43	315.1	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	14%	11%	12%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,234	3,454	3,773	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	202	222	189	182	152	165	178	172	165	173	172	165	156	145	134	794	667	675
Service revenue	201	221	188	179	151	165	177	172	164	173	172	164	156	144	133	789	665	673
Broadband revenue	53	56	43	41	43	45	43	45	46	45	44	43	45	41	37	193	177	177
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.2
Broadband ARPU (USD)	7.6	8.3	6.4	6.2	6.2	6.9	6.8	6.9	6.9	6.9	6.5	5.7	6.7	6.42	6.3	n.a.	n.a.	n.a.
FTTB revenue	51	55	42	41	43	44	43	45	45	44	43	43	44	44	43	189	175	175
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.2
FTTB ARPU (USD)	7.6	8.3	6.4	6.2	6.2	6.8	6.7	6.9	6.9	6.8	6.5	6.4	6.6	6.4	6.3	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	72,559	70,415	66,351	72,542	76,750	277,241	273,003	275,887
EBITDA	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	25,108	25,204	27,243	27,376	110,145	104,790	104,342
EBITDA margin (%)	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	38.9%	35.7%	38.0%	37.6%	35.7%	39.7%	38.4%	37.8%
Capital expenditures (CAPEX)	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	11,234	13,847	9,232	13,625	12,690	56,775	42,697	40,003
CAPEX excluding licenses	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	10,906	13,435	9,007	13,321	12,310	52,069	41,432	38,918

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenues	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	62,417	60,771	57,452	63,576	67,975	229,195	228,443	236,501
Service revenue	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	59,164	57,001	54,282	57,609	59,471	219,031	218,192	224,186
Data Revenue	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	15,284	15,344	15,138	15,417	15,749	43,581	51,773	59,041
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	56.3	56.4	56.2	59.8	58.3	58
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	36.7	36.6	37.3	34	37	38
ARPU (RUB) *	300	316	325	309	293	309	324	317	302	320	334	324	315	338	350	n.a.	n.a.	n.a.
MOU (min)	303	320	319	319	315	337	336	335	324	338	325	323	307	323	315	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	14%	11%	12%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	3,234	3,454	3,773	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	10,142	9,644	8,899	8,966	8,775	48,046	44,560	39,386
Service revenue	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	10,114	9,608	8,867	8,901	8,737	47,748	44,418	39,271
Broadband revenue	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	2,532	2,508	2,560	2,547	2,532	11,983	11,615	10,269
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.2
Broadband ARPU (RUB)	459	451	428	432	463	452	436	435	405	392	384	376	379	371	365	n.a.	n.a.	n.a.
FTTB revenue	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	2,508	2,484	2,526	2,518	2,506	11,761	11,460	10,163
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.2
FTTB ARPU (RUB)	459	451	428	432	461	450	436	433	403	390	383	375	376	371	364	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	249	257	252	256	351	361	368	369	370	386	391	379	368	363	395	1,014	1,450	1,525
Service revenue	236	244	238	241	332	341	345	346	345	359	363	350	341	337	369	960	1,364	1,418
EBITDA	96	106	103	104	136	130	147	129	154	167	208	173	175	174	192	409	542	703
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.8%	47.5%	47.9%	48.5%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	26	79	65	68	20	57	73	96	35	360	78	63	66	57	33	238	246	535
CAPEX excluding licenses	26	79	65	68	20	57	73	96	35	65	78	63	66	57	33	238	246	240
Data Revenue	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	60.5	60.0	62.9	67.5	92.3	85.6	167.9	225
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	56.1	36.2	51.6	53.6
ARPU (USD)	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	2.3	2.2	2.1	2.0	2.2	n.a.	n.a.	n.a.
MOU (min)	559	658	684	689	580	566	522	540	515	520	512	515	538	543	531	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	4.3%	5.4%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	5.3%	5.9%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	950	1,227	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	41.2	40.3	40.9	42.4	48.9	104.2	151.8	161
Service revenue	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.2	36.2	37.7	38.2	37.3	37.9	39.4	45.7	98.6	142.8	149
EBITDA	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	22.0	18.4	19.4	20.4	23.7	42.0	56.8	74
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.7%	47.5%	48.2%	48.5%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	8.2	6.6	7.3	6.7	4.0	24.5	25.7	56
CAPEX excluding licenses	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	8.2	6.6	7.3	6.7	4.0	24.5	25.7	25
Data Revenue	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	6.4	6.4	7.0	7.9	11.4	8.8	17.6	24
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	55.1	55.5	56.1	36.2	51.6	53.6
ARPU (PKR)	203	225	230	228	247	245	241	244	231	238	241	232	232	237	272	n.a.	n.a.	n.a.
MOU (min)	559	658	684	689	580	566	522	540	515	520	512	515	538	543	531	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	4.3%	5.4%	6.0%	4.1%	6.1%	6.1%	6.8%	4.3%	5.3%	5.9%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	821	950	1,227	n.a.	n.a.	n.a.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	323	328	325	299	279	251	264	246	232	232	238	214	203	200	207	1,273	1,040	915
Service revenue	320	326	321	292	276	248	263	244	228	228	233	210	201	198	206	1,259	1,031	898
EBITDA	169	175	178	162	158	128	135	125	114	104	115	92	91	87	93	684	547	426
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	43.4%	44.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	45	46	33	69	27	43	76	56	26	29	42	35	14	28	16	192	202	132
CAPEX excluding licenses	45	46	33	69	27	43	39	56	26	29	42	35	14	28	16	192	165	132
Data Revenue	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	29.9	28.7	43.5	50.6	47.9	45.9	73.1	113
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	15.6	17.0	16.3	15.0
ARPU (USD) *	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	5.0	4.6	4.4	4.3	4.4	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	447	448	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	11.0%	10.4%	10.0%	9.9%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	1,065	1,643	1,823	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)
MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	26.2	24.5	23.1	23.1	24.4	128	114	101
Service revenue	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	25.6	24.1	23.0	22.9	24.3	126	113	100
EBITDA	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	12.7	10.5	10.4	10.0	11.0	69	60	47
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	44.9%	43.4%	44.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	4.6	4.0	1.6	3.3	1.9	20	22	15
CAPEX excluding licenses	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	4.6	4.0	1.6	3.3	1.9	20	18	15
Data Revenue	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	3.3	3.3	5.0	5.9	5.7	4.6	8.0	13
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	15.3	15.5	15.6	17.0	16.3	15.0
ARPU (DZD) *	569	617	620	612	586	546	593	555	513	522	553	528	504	496	518	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	437	447	448	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9%	10%	9%	10%	10%	11%	10%	11%	10%	10%	10%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	1,065	1,643	1,823	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	147	151	154	153	155	157	157	152	151	148	144	131	129	131	131	604	621	574
Service revenue	145	149	151	151	153	152	153	147	147	144	140	127	125	125	127	596	606	557
EBITDA	60	63	69	51	70	69	73	55	69	61	56	47	47	45	47	242	267	233
EBITDA margin (%)	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.6%	36.1%	36.1%	34.4%	35.9%	40.1%	43.1%	40.6%
Capital expenditures (CAPEX)	12	32	49	42	17	33	22	65	10	18	28	46	385	21	9	134	137	101
CAPEX excluding licenses	12	32	49	42	17	33	22	65	10	18	28	46	55	21	9	134	137	101
Data Revenue	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	20.5	19.2	19.8	21.0	22.2	42	63	78
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	32.3	30.4	31.3
ARPU (USD)	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	1.5	1.3	1.3	1.3	1.3	n.a.	n.a.	n.a.
MOU (min) *	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	280.1	274.3	271.6	270.0	254.7	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	6.7%	5.9%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	684	734	n.a.	n.a.	n.a.

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	11.7	10.8	10.7	10.9	11.0	47.1	48.7	46
Service revenue	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	11.3	10.4	10.4	10.5	10.7	46.4	47.5	45
EBITDA	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	4.5	3.9	3.9	3.8	4.0	18.9	21.0	19
EBITDA margin (%)	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.6%	36.1%	36.1%	34.4%	35.9%	40.1%	43.1%	40.5%
Capital expenditures (CAPEX)	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	32.1	1.7	0.8	10.5	10.7	8
CAPEX excluding licenses	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	4.6	1.7	0.8	10.5	10.7	8
Data Revenue	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.7	1.6	1.6	1.8	1.9	3.3	4.9	6
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.2	32.0	32.3	32.3	30.4	31.3
ARPU (BDT)	119	120	121	121	125	126	133	130	128	127	121	111	109	109	110	n.a.	n.a.	n.a.
MOU (min) *	295	300	309	305	311	316	322	322	305	285	280	274	272	270	255	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	6.0%	6.7%	5.9%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	600	684	734	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	151	154	166	152	135	146	155	150	143	153	167	159	156	173	180	622	586	622
EBITDA	63	70	84	75	71	80	86	69	77	87	91	92	89	95	103	292	306	347
EBITDA margin (%)	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	54.4%	58.0%	56.7%	55.1%	57.2%	47.0%	52.3%	55.7%
Capital expenditures (CAPEX)	45	178	38	38	10	30	34	33	29	38	27	20	91	120	28	298	106	114
CAPEX excluding licenses	32	54	36	38	9	29	33	32	27	27	25	20	26	35	27	160	104	98

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	140	143	155	141	125	136	144	139	132	143	156	149	145	161	169	578	545	580
Service revenue	139	142	154	140	125	135	144	139	132	142	155	148	145	160	168	576	542	577
Data Revenue	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	43.4	44.6	49.2	60.1	74.7	66	95	154
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	26.6	25.4	26.1	26.5
ARPU (USD)*	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	1.9	1.8	1.8	2.0	2.1	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	580	565	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	4.8%	5.2%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	11	11	45	41	43
Service revenue	11	11	11	11	10	10	10	10	11	10	11	11	11	11	11	45	41	43
Broadband revenue	6	6	6	6	6	6	6	6	6	6	6	6	7	7	7	24	24	26
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.8	0.8	0.8
Broadband ARPU (USD)	2.3	2.5	2.5	2.5	2.3	2.5	2.5	2.5	2.6	2.6	2.7	2.6	2.7	2.8	2.6	n.a.	n.a	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	4,316	4,297	4,263	4,521	4,925	13,475	14,960	16,542
EBITDA	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	2,494	2,412	2,490	2,833	6,332	7,811	9,221
EBITDA margin (%)	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	54.4%	58.0%	56.6%	55.1%	57.5%	47.0%	52.2%	55.7%
Capital expenditures (CAPEX)	1,033	3,999	833	875	264	745	868	847	782	1,009	697	535	2,416	3,152	772	6,740	2,723	3,023
CAPEX excluding licenses	742	1,176	778	869	249	727	860	836	737	705	643	534	687	927	737	3,566	2,672	2,618

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	4,042	4,012	3,968	4,224	4,624	12,508	13,908	15,411
Service revenue	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	4,024	3,986	3,949	4,200	4,602	12,475	13,851	15,338
Data Revenue	281.4	303.7	408.2	449	496	544	659	731	845	933	1,123	1,202	1,341	1,574	2,045	1,442	2,429	4,103
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	26.5	26.5	26.6	25.4	26.1	26.5
ARPU (UAH)*	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	50.0	49.3	48.7	52.1	57.2	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	586	580	565	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	4.8%	4.8%	5.2%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	297	302	967	1,052	1,132
Service revenue	233	238	238	257	259	262	261	270	295	277	275	285	295	297	302	967	1,052	1,132
Broadband revenue	117	132	132	143	148	150.7	150.0	156	170	169	167	170	181	185	186	524	604	678
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.81	0.80	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.8	0.8	0.8
Broadband ARPU (UAH)	48	53	54	59	61	62	62	64	69	70	69	70	72	73	71	n.a.	n.a	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	167	175	186	183	165	164	169	165	153	152	130	78	76	79	83	711	663	513
EBITDA	105	113	99	121	100	94	96	105	79	83	67	33	34	35	38	437	395	261
EBITDA margin (%)	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	51.2%	42.5%	44.8%	43.6%	45.8%	61.5%	59.6%	50.9%
Capital expenditures (CAPEX)	0	1	34	20	30	16	38	91	22	16	10	15	9	16	9	54	174	63
CAPEX excluding licenses	0	1	34	20	30	16	38	91	22	16	10	15	9	16	9	54	174	63

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	166	174	184	182	164	163	168	164	152	151	129	77	75	79	82	706	659	510
Service revenue	165	174	183	182	164	163	168	164	152	151	129	77	75	79	82	704	659	509
Data Revenue	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	31.0	20.1	22.8	26.7	28.7	136	152	127.9
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.1	9.9	9.5	9.7
ARPU (USD)	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	4.5	2.7	2.6	2.7	3.0	n.a.	n.a.	n.a.
MOU (min)	498	553	550	501	482	535	580	568	545	578	581	574	546	568	596	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	16%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	0.6	0.6	5.4	4.5	3.3
Service revenue	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	0.5	0.6	0.6	5.3	4.5	3.3

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	409	442	480	497	469	479	502	518	513	576	625	628	617	635	651	1,829	1,967	2,342
EBITDA	257	284	255	328	285	273	287	328	265	313	316	267	276	277	291	1,124	1,173	1,160
EBITDA margin (%)	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	50.6%	42.5%	44.8%	43.5%	44.7%	61.5%	59.6%	49.5%
Capital expenditures (CAPEX)	0	3	87	53	85	47	112	289	75	60	50	120	75	132	71	143	533	304
CAPEX excluding licenses	0	3	87	53	85	47	112	289	75	60	50	120	75	132	71	143	533	304

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	406	439	476	494	465	475	499	514	510	572	621	624	612	630	646	1,815	1,954	2,327
Service revenue	405	439	475	493	465	475	499	514	510	572	620	621	612	629	645	1,811	1,953	2,323
Data Revenue	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139.4	149.4	162.1	186.3	213.5	225.4	349	452	585
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.6	9.3	9.1	9.9	9.5	9.7
ARPU (UZS)	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	21,484	21,672	21,152	22,018	23,257	n.a.	n.a.	n.a.
MOU (min)	498	553	550	501	482	535	580	568	545	578	581	574	546	568	596	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	14%	16%	16%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	FY15	FY16	FY17
Total operating revenue	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.3	5.1	4.4	13.8	13.3	15.1
Service revenue	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	4.2	5.0	4.3	13.4	13.2	15.0